Exhibit 19

Approved by the ALLETE
Board of Directors on January 29, 2025

ALLETE, INC.
PURCHASE AND SALE OF COMPANY SECURITIES POLICY

This policy has been established to assure that directors, officers, employees, and consultants (collectively, “Covered Persons”) of ALLETE, Inc. and its subsidiaries (collectively, “ALLETE” or “Company”) comply with applicable federal and state insider trading laws and regulations. This policy applies to all Covered Persons, as well as to: (i) the Covered Person’s family and household members, which includes family members who reside with a Covered Person (including a spouse, a child, a child away at college, stepchildren, grandchildren, parents, stepparents, grandparents, siblings, and in-laws), anyone else who lives in the Covered Person’s household (whether or not they are the Covered Person’s family members), and any family members who do not live in the Covered Person’s household, but whose transactions in ALLETE securities are directed, influenced, or controlled by the Covered Person (collectively, “Family Members”) and (ii) any entities or persons who are controlled by a Covered Person (“Related Entities”). ALLETE may also, from time to time, determine that other persons should be subject to this Policy.
No Covered Person shall buy or sell securities of ALLETE, Inc. (“ALLETE Securities”), or otherwise engage in transactions in ALLETE Securities, including bona fide gifts or donations of ALLETE Securities, on the basis of material non-public information about the Company or ALLETE Securities, either directly or through a third party, nor pass on (“tip”) such information to others.

This policy also prohibits Covered Persons from buying or selling securities of other companies with which the Company does business, such as the Company’s customers, suppliers, competitors, or joint-venture partners, or companies involved in a potential transaction or business relationship with the Company (collectively, “Other Companies”) based on material non-public information relating to those Other Companies and from tipping such material non-public information to others.

Covered Persons are individually responsible for complying with this policy and for ensuring that any Family Members or Related Entities also comply with this policy.
General Requirements

Both federal and state securities laws and regulations prohibit the use of material non-public information when trading in or recommending ALLETE Securities. Information is “material” if (i) a reasonable investor would likely consider such information important in deciding whether to buy, sell, or hold a company’s securities or (ii) the information could affect the market or price of a company’s securities, whether it is positive or negative. Common examples of information that could be material include, but are not limited to:

•Financial results or a change in dividends;
•Projections of future earnings or losses, or other earnings guidance;
•Earnings that are inconsistent with the consensus expectation of the investment community, or a change to previously announced earnings, revenue or other material financial projections or guidance;
•Industry information (such as prices, volumes, or other conditions affecting the Company’s business or likely to affect other companies in the industry);
•Significant changes in sales volumes, margins, or pricing;

Exhibit 19

•Significant changes in accounting treatment, write-offs, or effective tax rate;
•A pending or proposed merger, acquisition, or disposition of a significant asset, including the disposition of a subsidiary, or tender offer;
•Significant changes in senior management;
•A significant change in the ownership of the Company, including a change in control;
•A significant change in capital investment plans;
•A stock split or new securities offering (i.e., pending public or private sales of debt or equity securities);
•An impending bankruptcy filing, an impending insolvency action, or the existence of severe liquidity problems;
•The gain or loss of a significant customer or supplier;
•A significant cybersecurity incident, such as a data breach, or any other incident leading to a significant disruption in the Company’s operations;
•Material developments in regulatory or litigation matters, whether actual, pending, or threatened; and
•Imposition of any event-specific restrictions on trading securities of the Company or any other company, or the extension or termination of any such trading restrictions.
This list is not exhaustive. Any information, favorable or unfavorable, that could reasonably be expected to affect the price of a security should be considered material. Anyone scrutinizing a Covered Person’s, Family Member’s, or Related Entity’s transactions will be doing so after the fact, with the benefit of hindsight; before engaging in any transaction, Covered Persons, Family Members, and Related Entities should carefully consider how enforcement authorities and others might view the transaction in hindsight. Questions concerning the materiality of particular information should be resolved in favor of concluding that it is material. Anyone in possession of material non-public information including not only Covered Persons, but also persons outside the Company, such as Family Members, Related Entities, friends, brokers, or others who may have acquired the inside information directly or through tips, can be an insider.
Federal securities laws and regulations generally impose upon persons possessing material non-public information a “disclose or abstain” rule. This means that the insider must abstain from trading unless the information has been publicly disclosed and sufficient time has elapsed for the information to be “absorbed” by the investing public. Because insiders are not generally able to act on their own to disclose material non-public information without violating their fiduciary duty of confidentiality to ALLETE Companies and causing ALLETE Companies substantial harm, the “disclose or abstain” rule should be regarded as imposing an obligation not to trade in ALLETE Securities at any time when one is in possession of material non-public information.

Furthermore, all external requests for material and non-public information involving ALLETE Companies must be referred without comment to (i) Public Affairs or (ii) Investor Relations for inquiries by securities analysts or investors.
To assure that Covered Persons do not violate the legal prohibition on “insider trading,” the following specific procedures have been established. They should not, however, be viewed as exhaustive, and any Covered Person who is in doubt as to whether a proposed transaction in ALLETE Securities would violate this insider trading policy or these procedures should consult with ALLETE Inc.’s Chief Legal Officer before going forward with the transaction.

Specific Requirements

Exhibit 19

1.Covered Persons, Family Members, and Related Entities shall not engage in any transaction involving any ALLETE Securities at any time when such person is in possession of material non-public information, or prior to the third market day following public disclosure of such information. Securities trades executed in compliance with a person’s pre-cleared 10b5-1 plan (see paragraph 4 below), even if made at a time when the person possesses material non-public information, will not constitute a violation of this requirement, so long as the person complies with paragraph 4 below and they did not possess material non-public information at the time they entered into the 10b5-1 plan.
2.To help avoid the potential for improper transactions involving ALLETE Securities transactions before there has been adequate public dissemination of financial information, directors and officers of the Company shall refrain from transactions in ALLETE Securities (a) during the period commencing on the first day of the 15-day period that ends on the last day of the quarter (i.e. commencing on March 17, June 16, September 16 or December 17, as applicable) and ending on the second market day following the public release of ALLETE Inc.’s earnings for that quarter and (b) during certain event-specific blackout periods.
3.Directors and officers of the Company shall not engage in any transaction involving ALLETE Securities without first complying with the Company’s “pre-clearance” process. This process applies to all transactions, including those that occur outside the period surrounding earnings information. Prior to engaging in a transaction involving ALLETE Securities, directors and officers of the Company must abide by the pre-clearance requirements established by the Company.
Pre-clearance requirements also apply to transactions by Family Members and Related Entities of the Company’s directors and officers. ALLETE Securities trades executed in compliance with a pre-cleared 10b5-1 plan (see paragraph 5 below) will not require further pre-clearance at the time each trade is transacted.
4.SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws if trades occur under a pre-arranged trading plan that meets certain requirements. A 10b5-1 plan is a binding contract or written instruction or plan between the trading person and his or her broker that specifies the amount, price and dates on which securities are to be purchased or sold on the person’s behalf (or a written formula by which the amount, price and dates of trades will be determined). The affirmative defense afforded by Rule 10b5-1 will be unavailable if the trading person alters or deviates from the contract, instruction, or plan.
Trades in ALLETE Securities that are executed pursuant to an approved 10b5-1 plan are not subject to the prohibition on trading on the basis of material nonpublic information or to restrictions relating to blackout policies and pre-clearance procedures.

All directors and officers of the Company must obtain approval of any 10b5-1 plan in accordance with the pre-clearance process described in Section 4 above in advance of the plan’s adoption. Any modification or amendment to a 10b5-1 plan must comply with all the requirements associated with adopting a 10b5-1 plan, including pre-clearance. All trades made pursuant to a 10b5-1 plan must still comply with all other applicable disclosure requirements under federal and state securities laws.
5.Section 16 filers must advise ALLETE’s Chief Legal Officer in advance of each transaction in ALLETE Securities so that appropriate SEC filings can timely be made on the person’s behalf.

Exhibit 19

6.No director or officer of the Company may engage in any short-swing transaction (any combination of purchase and sale or sale and purchase of ALLETE Securities within six months of each other) in violation of the short-swing profit prohibition of Section 16 of the Securities Exchange Act of 1934, as amended.
7.No director or officer of the Company may hold ALLETE Securities in a margin account or otherwise enter into any pledge arrangement that would permit a third party to sell ALLETE Securities without the director or officer’s consent or knowledge.
8.No director or officer of the Company may enter into a transaction that allows the director or officer to benefit from the devaluation of ALLETE securities (short sales) or any form of speculation (including put or call options or any form of derivatives) with respect to ALLETE Securities.
9.No director or officer of the Company may enter into transactions which allow the director or officer to be insulated from the full risk or reward of ALLETE securities ownership (hedging transactions).
RSOP Plan

This policy does not apply to purchases of ALLETE Securities in the ALLETE and Affiliated Companies Retirement Savings and Stock Ownership Plan (the “RSOP”) resulting from periodic contributions of money to the plan pursuant to payroll deduction elections. This policy does apply, however, to certain elections that may be made under the RSOP, including (a) an election to increase or decrease the percentage of periodic contributions that will be allocated to any ALLETE Securities funds, (b) an election to make an intra-plan transfer of an existing account balance into or out of a ALLETE Securities fund, (c) an election to borrow money against any RSOP account if the loan will result in a liquidation of some or all of a participant’s ALLETE Securities fund balance, and (d) an election to pre-pay an RSOP loan if the pre-payment will result in allocation of loan proceeds to any ALLETE Securities fund.
Employee Stock Purchase Plan
This policy does not apply to any purchase of ALLETE Securities in the Company’s employee stock purchase plan resulting from periodic contributions of money to the plan pursuant to payroll deduction elections made at the time of enrollment in the plan. This policy does apply, however, to certain elections under the employee stock purchase plan, including (a) an election to increase or decrease participation in the plan, (b) an election to purchase of ALLETE Securities by making a lump-sum contribution to the plan, and (c) an election to sell ALLETE Securities purchased pursuant to the plan.

Individual Responsibility

Every Covered Person has the individual responsibility to comply with this policy against insider trading, regardless of whether a transaction is executed outside a blackout period or is pre-cleared by the Company, and to ensure that all Family Members and Related Entities abide by the terms of this policy. The restrictions and procedures are intended to help avoid inadvertent instances of improper insider trading, but appropriate judgment should always be exercised by each Covered Person in connection with any trade of Company Securities.
A Covered Person may, from time to time, have to forego a proposed transaction in ALLETE Securities even if he or she planned to make the transaction before learning of material nonpublic information

Exhibit 19

and even though the person believes he or she may suffer an economic loss or forego anticipated profit by waiting.

Sanctions
Violations of this policy statement will be taken seriously and will constitute grounds for disciplinary actions, including dismissal.

Furthermore, the government can seek a variety of remedies and sanctions when a person commits insider trading. Besides being required to disgorge profits gained or losses avoided, the offender may be subject to fines, imprisonment, or both.

RESERVATION OF AUTHORITY
Amendments or exceptions to this policy may be made by ALLETE’s Chief Executive Officer. Any questions concerning the applicability of the foregoing requirements or interpretation of this policy, including whether particular information is material or has been publicly disclosed, should be referred to ALLETE’s Chief Legal Officer prior to trading in ALLETE Securities.